This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

January 12, 2004.

3.

Press Release

The press release was issued on January 12, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) announces assay results from an additional 33 diamond drill holes from its Bisha Project located in western Eritrea. These results are weighted towards the surficial gold bearing oxide zone which this part of the drill program targeted. The current drill program also intersected significant high grade zinc zones within the primary massive sulphides in the south part of the deposit. The Company has separately tabulated in this release additional high grade zinc/silver intersections of previously released drill holes.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on January 12, 2004.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

FURTHER ASSAY RESULTS FROM BISHA PROJECT, ERITREA

Jan. 12, 2004

Nevsun Resources Ltd. (NSU/TSX) announces assay results from an additional 33 diamond drill holes from its Bisha Project located in western Eritrea. These results are weighted towards the surficial gold bearing oxide zone which this part of the drill program targeted. The current drill program also intersected significant high grade zinc zones within the primary massive sulphides in the south part of the deposit. The Company has separately tabulated in this release additional high grade zinc/silver intersections of previously released drill holes.

The results from Bisha Main are listed below by mineral zones: Oxide -Au, Oxide – Cu, Supergene sulphides, and Primary sulphides. The primary sulphides are further divided into copper and zinc zones.

Hole #	From	To	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Section
Oxide - Au
B-115	37.0	55.0	18.0	4.61	14.48	0.06	0.39	0.06	1715500
B-125	0.0	43.0	43.0	13.74	32.47	0.19	1.62	0.06	1716150
B-126	0.0	40.0	40.0	6.74	30.46	0.13	1.38	0.04	1716150
and	46.0	58.0	12.0	13.24	12.0	0.09	0.07	0.06	1716150
B-127	4.0	10.0	6.0	2.68	5.0	0.06	0.06	0.09	1716150
B-128	11.5	16.0	4.5	1.73	0.50	0.03	0.03	0.03	1716175
and	46.0	49.65	3.65	19.18	88.71	0.01	1.93	0.01	1716175
B-129	43.0	46.0	3.0	8.18	19.0	0.07	0.05	0.05	1716175
B-130	31.0	45.2	14.2	7.39	44.76	0.10	0.18	0.06	1716125
B-131	8.7	16.0	7.3	0.90	1.10	0.12	0.05	0.09	1716200
B-132	22.0	34.6	12.6	11.66	20.29	0.11	0.45	0.09	1716125
B-133	0.0	24.9	24.9	9.51	27.07	0.13	1.02	0.05	1716125
B-134	0.0	38.0	38.0	6.45	37.22	0.12	1.15	0.06	1716125
B-137	10.0	32.3	22.3	4.40	23.85	0.10	0.46	0.14	1715950

B-138	12.3	25.7	13.4	1.07	8.30	0.11	0.80	0.16	1715900
B-139	7.0	17.4	10.4	0.60	23.93	0.08	0.78	0.09	1715850
B-140	1.30	8.50	7.20	2.81	17.53	0.10	1.21	0.10	1715800
Oxide - Cu
B-119	13.0	17.5	4.5	0.05	0.50	1.81	0.00	1.50	171550
B-121	6.0	11.5	5.5	0.00	1.32	0.58	0.02	0.20	1715500
Supergene
B-110	52.0	66.3	14.3	0.21	12.2	1.40	0.05	0.01	1715500
B-111	64.0	98.5	34.5	0.00	0.50	1.10	0.00	0.03	1715800
B-118	73.0	76.0	3.0	0.01	0.50	0.87	0.00	0.01	1715700
B-119	44.4	56.1	11.7	0.02	0.57	1.11	0.00	0.01	1715550
and	70.0	73.0	3.0	0.12	2.25	1.06	0.00	0.03	1715550
B-130	59.7	68.0	8.3	0.37	0.53	0.68	0.02	0.01	1716125
B-132	34.6	86.0	51.4	0.66	16.75	2.57	0.02	0.07	1716125
B-134	38.0	55.0	17.0	1.29	32.97	8.24	0.09	0.05	1716125
B-141	49.0	61.0	12.0	0.73	102.75	17.41	0.45	0.06	1715750
Hole #	From	To	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Section
Primary-Cu rich
B-117	184.6	266.5	81.9	0.87	53.56	1.62	0.12	3.05	1715550
Incl	187.0	199.0	12.0	0.52	72.04	0.78	0.51	10.85	1715550
Incl.	199.0	223.0	24.0	1.37	70.50	2.91	0.04	1.44	1715550
Incl.	223.0	233.5	9.0	1.01	68.5	1.78	0.14	5.98	1715550
B-126	92.2	113.8	21.6	0.30	5.68	0.76	0.01	0.01	1716150

Primary-Zn rich
B-110	98.5	130.8	32.30	0.70	39.0	0.86	0.16	4.17	1715500
Incl.	104.5	112.0	7.5	0.57	69.8	1.07	0.53	13.15	1715500
B-121	247.9	314.5	66.6	0.74	45.06	0.94	0.49	9.15	1715500
B-124	79.4	122.5	43.1	0.62	49.72	2.30	0.26	5.36	1715700
Incl.	101.0	114.2	13.2	0.51	76.99	0.89	0.67	16.64	1715700
And	130.5	133.45	2.95	0.68	52.41	0.52	0.28	7.56	1715700
B-126	113.8	125.0	11.2	1.14	56.97	0.48	0.21	7.17	1716150
B-131	107.5	136.0	28.5	0.87	26.96	0.44	0.11	6.16	1716200

Oxide copper mineralization encountered in Holes B-119 and B-121 is new to the project. It is expected that similar mineralization will be encountered on the property and ultimately will be included in future resource statements.

Copper mineralization encountered in Hole B-111 is approximately 300 meters west of the Main Zone. Additional drilling is required to assess this new disseminated style of mineralization that appears to be supergene in character.

Holes B-135 and B-136 intersected mineralization, but with less combined metal content than the holes tabulated above. Hole B-109, B112, B-113, B-114, B-116, B-120, B-122 and B-123 were exploration holes and did not intersect significant oxide or sulphide mineralization.

It should be noted that a number of holes located between 1716100N and 1716200N were drilled at -90º in order to improve core recoveries and gain a better understanding of the configuration of the oxide zone. Initial interpretations are being substantiated.

Additional Information on Previously Reported Drill Holes:

The following table highlights the accumulation of high grade zinc/silver intersections within the data gathered to date from the recent drill program. The table includes sections in holes B-84, B-96 and B-108 not previously reported, in addition to those sections from the remaining holes in the table reported in the Company’s news releases dated December 1 and 17, 2003:

Hole #	From	To	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Section
Primary-Zn rich
B-40	112.8	144.9	32.1	0.64	59.66	1.02	0.34	9.20	1715250
B-72	82.9	110.4	27.5	0.90	86.33	2.51	0.29	9.38	1715550
B-76	80.5	122.8	42.3	0.52	17.79	0.33	0.11	1.87	1715450

And	188.5	202.0	13.5	0.85	47.00	1.48	0.13	6.44	1715450
B-78	133.8	169.0	35.2	0.88	34.26	0.68	0.12	8.70	1715450
B-84	192.0	214.5	22.5	0.88	43.12	0.79	0.34	8.00	1715350
B-96	97.0	118.0	21.0	1.04	62.34	0.72	.037	10.06	1715650

Hole #	From	To	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Section
B-99	134.5	147.7	13.2	0.63	49.03	1.32	0.14	4.95	1715150
And	211.0	252.0	41.1	0.57	55.97	1.0	0.26	7.78	1715150
B-102	150.4	178.0	27.6	0.93	81.05	1.35	0.48	13.03	1715600
B-107	226.0	233.5	7.5	0.71	36.8	0.73	0.24	8.14	1715150
And	254.5	298.5	44.0	0.69	51.96	0.98	0.16	5.48	1715150
B-108	170.45	214.0	43.55	0.66	34.15	1.01	0.11	2.81	1715500
Incl	175.0	181.0	6.0	0.45	50.85	0.68	0.53	13.28	1715500

Additional sampling in hole B-75, located in the Northwest Zone expanded the previously reported 9.0 meter intersection to 15.0 meters averaging 14.05 g/t Au from 49.0 to 64.0 meters. Further work is required to understand the structural interpretation of these gold bearing sulphide zones that to date are unique to the NW Zone.

Initial interpretations of down-hole EM work on hole B-104, the most southerly drilled in the deposit area indicates a conductive body located beyond the end of the drill hole. This combined with recently received gravity data indicates a strike extension of the sulphide body to the south. Additional drilling in this area is planned.

The next drilling program is scheduled to commence during the latter part of January 2004 and will involve 3 drilling rigs; two diamond drills and one multi-purpose RC drill.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com